Filed pursuant to Rule 253(g)(2)

File No.  024-10732

CF FUND II, LLC

Supplement No. 1

to the Offering Circular dated June 12, 2019

Dated: August 7, 2019

This document supplements (the “Supplement”), and should be read in conjunction with the Offering Circular of CF FUND II, LLC, a Pennsylvania limited liability company (the “CF FUND”), dated June 12, 2019, and qualified by the Securities and Exchange Commission (the “Commission”) on July 26, 2019. This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to change the date of the Offering Circular from June 12, 2019 to July 26, 2019 (same as the date of qualification). The Notes covered by the Offering Circular may only be sold to investors residing in New Jersey or Pennsylvania. To comply with registration and/or qualification requirements in Pennsylvania and New Jersey, the date of the Offering Circular will be changed from June 12, 2019 to July 26, 2019, all other provisions of the Offering Circular shall remain the same.

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

CF FUND may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

The Notes covered by the Offering Circular may only be purchased by investors who meet certain financial suitability requirements outlined in the Offering Circular and the disclosures incorporated by reference therein. This Supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.